SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                           NEWMARKET TECHNOLOGY, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    651627101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,277 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
         *Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Capital Management, LLC

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,277 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
         * Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,277 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
         * Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,217 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
         * Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,277 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
         * Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,277 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
         * Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,277 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                           (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  22,915,277 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER: 22,915,277 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,915,277 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
         * Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101

Item 1(a).  Name of Issuer:  NewMarket Technology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            14860 Montfort Drive, Suite 210
            Dallas, TX 75254

Item 2(a).  Name of Person Filing:  Valens Capital Management, LLC.

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Offshore SPV II, Corp., a Delaware corporation, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share voting and investment power over the shares owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Information related to each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Delaware

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  651627101

Item 3.     Not Applicable

Item 4.     Ownership:

            (a) Amount Beneficially Owned: 22,915,277 shares of Common Stock

            (b) Percent of Class: 9.99%

            (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

                (ii) shared power to vote or to direct the vote: 22,915,277 shares of Common Stock. *

                (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

                (iv)  shared power to dispose or to direct the disposition of:
                      22,915,277 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

         By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------
         * Based on 229,382,155 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of NewMarket Technology, Inc., a Nevada corporation (the "Company") as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, PSource Structured Debt Limited ("Psource") Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I ("Valens Offshore I") and Valens Offshore SPV II, Corp. ("Valens Offshore II" and together with PSource, Valens US and Valens Offshore SPV I, the "Investors") held (i) a warrant ("Warrant A") to acquire 8,347,287 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (ii) a warrant ("Warrant B" and together with Warrant A, the "Warrants") to acquire 3,825,840 Shares, at an exercise price of $0.16 per Share, subject to certain adjustments, (iii) a secured convertible term note ("Note A") in the initial aggregate principal amount ("Note A Principal Amount") of $1,800,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $57,674.51 of the Note A Principal Amount and $.20 per Share with respect to the remainder of Note A Principal Amount , subject to certain adjustments, and (iv) a secured convertible term note ("Note B" and together with Note A, the "Notes") in the initial aggregate principal amount ("Note B Principal Amount") of $2,200,000, which is convertible into Shares at a conversion rate of $0.12 per Share for the first $241,405.21 of the Note B Principal Amount and $.20 per Share with respect to the remainder of the Note B Principal Amount, subject to certain adjustments and (v) 6,551,946 Shares The Warrants and Notes contain issuance limitations prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors Funds of more than 9.99% of the then outstanding Shares (the "Issuance Limitation"). The Issuance Limitations contained in the Warrants shall automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and may be waived by the Investors upon provision of no less than sixty-one (61) days prior written notice to the Company. The Issuance Limitations contained in the Notes may be waived by the Investors upon at least sixty-one (61) days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"). Valens US, Valens Offshore I and Valens Offshore II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by Psource, Valens US, Valens Offshore I and Valens Offshore II reported in this Schedule 13G, as amended.

CUSIP No. 651627101

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 12, 2009
                                    -----------------
                                    Date

                                    VALENS CAPITAL MANAGEMENT, LLC

                                    /s/ Eugene Grin
                                    ----------------
                                    Eugene Grin
                                    Principal

CUSIP No. 651627101

APPENDIX A

A. Name:                  Laurus Capital Management, LLC, a Delaware
                          limited liability company
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Delaware

B. Name:                  PSource Structured Debt Limited,
                          a closed ended company incorporated with limited
                          liability in Guernsey
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Guernsey

C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

                          c/o Valens Capital Management, LLC
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017
   Place of
   Organization:          Delaware

D. Name:                  Valens Offshore SPV I, Ltd., an exempted company
                          incorporated with limited liability under the laws
                          of the Cayman Islands
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017
  Place of
  Organization:           Cayman Islands

E. Name:                  Valens Offshore SPV II, Corp., a Delaware corporation

                          c/o Valens Capital Management, LLC
                          335 Madison Avenue, 10th Floor
                          New York, New York 10017

   Place of
   Organization:          Delaware

F. Name:                  David Grin

   Business               335 Madison Avenue, 10th Floor
   Address:               New York, New York 10017

   Principal
   Occupation:            Principal of Valens Capital Management, LLC

   Citizenship:           Israel

G. Name:                  Eugene Grin

   Business               335 Madison Avenue, 10th Floor
   Address:               New York, New York 10017

   Principal
   Occupation:            Principal of Valens Capital Management, LLC

   Citizenship:           United States

CUSIP No. 651627101

Each of PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshroe SPV I, Ltd., Valens Offshore SPV II, Corp., David Grin and Eugene Grin hereby agree, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC

By Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 12, 2009



Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens Offshore SPV II, Corp.

Valens Capital Management, LLC

By Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 12, 2009


/s/ David Grin
-----------------------------------------
    David Grin
    February 12, 2009

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 12, 2009